UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-14705
ALLIED WASTE INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)
18500 North Allied Way, Phoenix, Arizona 85054 Telephone: (480) 627-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
All securities listed on Exhibit A hereto.

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: As listed on Exhibit A hereto.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Allied Waste Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 19, 2008	ALLIED WASTE INDUSTRIES, INC.
	By:	/s/ Tod C. Holmes
		Name:	Tod C. Holmes
		Title:	Vice President and Chief Financial Officer

Exhibit A

Approximate No. of
Class of Security	Holders of Each Class

Common stock, par value $0.01 per share	1

4.250% Senior Subordinated Convertible Debentures due 2034	20

Guarantee of 6 1/2% Senior Notes due 2010 of Allied Waste North America, Inc.	59

Guarantee of 5 3/4% Senior Notes due 2011 of Allied Waste North America, Inc.	61

Guarantee of 6 3/8% Senior Notes due 2011 of Allied Waste North America, Inc.	66

Guarantee of 7 7/8% Senior Notes due 2013 of Allied Waste North America, Inc.	71

Guarantee of 6 1/8% Senior Notes due 2014 of Allied Waste North America, Inc.	47

Guarantee of 7 3/8% Senior Notes due 2014 of Allied Waste North America, Inc.	54

Guarantee of 7 1/4% Senior Notes due 2015 of Allied Waste North America, Inc.	49

Guarantee of 7 1/8% Senior Notes due 2016 of Allied Waste North America, Inc.	43

Guarantee of 6 7/8% Senior Notes due 2017 of Allied Waste North America, Inc.	38